SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

July 21, 2011

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Announcement of LM Ericsson Telephone Company, dated 21 July 2011, regarding its second quarter report 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/S/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General councel

By:	/S/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: July 21, 2011

SECOND QUARTER REPORT July 21, 2011

ERICSSON REPORTS SECOND QUARTER RESULTS

	Second quarter			First quarter		Six months
SEK b.	20111)	20102)	Change	20111)	Change	20111)	20102)	Change
Net sales	54.8	48.0	14%	53.0	3%	107.7	93.1	16%
Gross margin	37.8%	39.0%	—	38.5%	—	38.1%	38.8%	—
EBITA margin excl JVs	11.4%	13.5%	—	14.1%	—	12.7%	13.2%	—
Operating income excl JVs	5.0	5.3	-6%	6.3	-20%	11.3	9.9	15%
Operating margin excl JVs	9.2%	11.1%	—	11.9%	—	10.5%	10.6%	—
Ericsson’s share in earnings in JVs	-0.8	-0.1	—	-0.5	—	-1.2	-0.4	—
Income after financial items	4.6	5.1	-9%	5.8	-21%	10.4	9.2	13%
Net income	3.2	2.0	59%	4.1	-21%	7.3	3.3	121%
EPS diluted, SEK	0.96	0.58	66%	1.27	-24%	2.23	0.98	128%
EPS (Non-IFRS), SEK3)	1.21	0.85	42%	1.52	-20%	2.74	1.73	58%
Adjusted operating cash flow4)	7.0	-2.0	—	-2.1	—	4.9	1.0	—
Cash flow from operations	5.8	-2.7	—	-2.9	—	2.9	-0.4	—

1)	Numbers for 2011 are stated incl. restructuring charges of SEK 1.7 b in Q2 and SEK 0.4 b. in Q1
2)	All numbers for 2010, excl. EPS, EPS (Non-IFRS), Net income and Cash flow from operations, are stated excl. restructuring charges. For details see section on restructuring under Financial Statements and Additional Information
3)	EPS, diluted, excl. amortizations and write-downs of acquired intangible assets
4)	Cash flow from operations excl. restructuring cash outlays that have been provided for

“Group sales in the quarter increased by 14% year-over-year driven by a continued strong demand for mobile broadband. Sales were negatively impacted by the strong SEK and sales for comparable units, adjusted for currency and hedging, increased 27% year-over-year. The strong growth we have seen in the past quarters continued also this quarter,” says Hans Vestberg, President and CEO of Ericsson (NASDAQ:ERIC). “Operating income, excluding joint ventures, decreased to SEK 5.0 (5.3) b. in the quarter negatively impacted by a one-off restructuring charge of SEK 1.3 b related to reduction of staff in Sweden. Net income amounted to SEK 3.2 (2.0) b., an increase of 59%.

In the quarter we saw a change in market mix where Brazil, China, Germany, Korea, and Russia showed especially strong growth both year-over-year and sequentially. The US maintained its high business activity although sequentially the networks business was somewhat slower while services continued to show good development.

Segment Networks sales grew 31% year-over-year. In addition to continued increased sales of mobile broadband, IP network product revenues showed strong development. Segment Global Services sales decreased -5% year-over-year primarily due to currency exchange rate effects. In local currencies Professional Services sales were almost flat. Managed Services sales were down compared to the second quarter 2010. The underlying fundamental growth drivers for the services business remain and customer interest is high. Segment Multimedia sales were down -2% year-over-year, however, with good traction for revenue management.

The impact from the earthquake and tsunami in Japan was limited in the second quarter due to successful mitigation activities. Our supply chain has recovered quicker than expected and lead times for our products are being gradually restored to normal levels.

The quarter was challenging for our joint ventures and both reported losses. Sony Ericsson’s profitability was impacted by the earthquake in Japan resulting in supply chain constraints of close to 1.5 million units. There is a continued strong consumer and operator demand across the smartphone portfolio.

ST-Ericsson increased its loss in the quarter mainly due to recent changes in the market demand for feature phones,” concludes Hans Vestberg.

1

FINANCIAL HIGHLIGHTS

Income statement and cash flow

Sales in the quarter amounted to SEK 54.8 (48.0) b., up 14% year-over-year and 3% sequentially. Sales for comparable units, adjusted for currency exchange rate effects and hedging, increased 27% year-over-year. Including acquired businesses sales increased further 2%-points. The strong growth we have seen in the past quarters continued also this quarter.

Reported numbers for the second quarter 2010 exclude restructuring charges of SEK 2.0 b., while reported numbers for the second quarter 2011 include restructuring charges of SEK 1.7 b. Of the charges, SEK 1.3 b. relates to headcount reductions in Sweden in mainly sales and administration. The cost reduction program was concluded and agreed with the unions in mid-June with a higher than targeted outcome on voluntary redundancies and a larger share of early retirements. All in all, the activities will result in a run-rate reduction with full impact in the fourth quarter 2011. Pay-back time is estimated at 2.5 years.

In the report for the fourth quarter 2010 Ericsson estimated restructuring charges for 2011 of approximately SEK 2 b. Restructuring charges for 2011 are now estimated to approximately SEK 3 b. due to the larger scope of the reductions in Sweden.

Gross margin in the quarter was down year-over-year at 37.8% (39.0%), and was slightly down from 38.5% sequentially. Restructuring charges related to activities in Sweden of SEK 0.1 b. impacted cost of sales. Year-over-year, margins were negatively impacted by 3G rollouts in India as well as network modernization projects in Europe. A lower share of services revenues had a positive impact. Sequentially, margins were negatively impacted by a change in project mix with a higher proportion of services, especially network rollout. In the first quarter 2011, sales and margins were positively impacted by a one-off revenue from the sale of patents of SEK 0.3 b.

The network modernization projects in Europe, with their lower margins, will accelerate during the second half of 2011. Average project duration is expected to be 18-24 months.

Total operating expenses amounted to SEK 15.8 (13.9) b. R&D expenses amounted to SEK 8.1 (7.1) b., an increase by 14% year-over-year. The increase is a result of the planned higher investments in radio, such as TD-LTE and IP as well as the acquired LG-Ericsson operations. Selling and general administrative expenses (SG&A) amounted to SEK 7.7 (6.8) b., an increase by 15% year-over-year, representing 14% of sales. Excluding restructuring charges of SEK 1.2 b. related to activities in Sweden the SG&A to sales ratio was stable sequentially at 12% and down 2%-points year-over-year.

SALES BY QUARTER 2010 AND 2011 (SEK B)

Other operating income and expenses amounted to SEK 0.2 (0.5) b. in the quarter.

Operating income, excluding joint ventures, decreased to SEK 5.0 (5.3) b. in the quarter negatively impacted by the one-off restructuring charge of SEK 1.3 b related to reduction of staff in Sweden. As a result, operating margin decreased to 9.2% (11.1%) year-over-year. Excluding the one-off restructuring charge operating margin amounted to 11.6%.

Ericsson’s share in earnings of joint ventures, before tax, amounted to SEK -0.8 (-0.1) b., compared to SEK -0.5 b. in the first quarter 2011. Ericsson’s share in Sony Ericsson’s loss was SEK -0.2 b. and in ST-Ericsson SEK -0.7 b.

Financial net amounted to SEK 0.3 (-0.1) b. in the quarter. Financial net improved slightly sequentially from SEK 0.0 b. due to positive revaluation of financial assets due to changes in interest rates.

Net income improved year-over-year to SEK 3.2 (2.0) b. due to higher sales volumes and despite a negative impact from increased loss in joint ventures. Sequentially net income decreased from SEK 4.1 b. mainly due to the loss of SEK -0.8 b. in joint ventures and higher restructuring charges.

Ericsson Second Quarter Report 2011	2

Earnings per share were SEK 0.96 (0.58) in the quarter. Earnings per share, Non-IFRS, diluted, i.e. excluding amortizations and write-downs of acquired intangibles, were SEK 1.21 (0.85) in the second quarter, up 42%.

Adjusted operating cash flow was SEK 7.0 (-2.0) b. in the quarter. Cash flow from operations amounted to SEK 5.8 (-2.7) b. Cash outlays for restructuring amounted to SEK 1.2 (0.7) b. in the quarter. Cash outlays of SEK 2.6 b. remain to be made. In the quarter a dividend of SEK 7.2 b. was paid.

Balance sheet and other performance indicators

SEK b.	June 30 2011	Mar 31 2011	Dec 31 2010
Net cash	42.6	48.2	51.3
Interest-bearing liabilities and post-employment benefits	36.1	34.8	35.9
Trade receivables	60.2	60.6	61.1
Days sales outstanding	99	101	88
Inventory	35.1	32.1	29.9
Of which regional inventory	22.5	21.1	18.7
Inventory days	89	87	74
Payable days	68	70	62
Customer financing, net	4.0	4.2	4.4
Return on capital employed	13%	13%	10%
Equity ratio	52%	53%	52%

Trade receivables were unchanged sequentially at SEK 60.2 (60.6) b. Days sales outstanding (DSO) decreased from 101 to 99 days sequentially.

Inventory increased sequentially by SEK 3.0 b. to SEK 35.1 (32.1) b. The inventory continued to be at a high level reflecting higher level of work in progress in the regions, continued ramp up of production of multi-standard radio, as well as a result of the mitigating activities taken in connection to the events in Japan. Inventory turnover days increased from 87 to 89 days.

Goodwill increased SEK 0.5 b. to SEK 26.3 (25.8) b. mainly due to acquisition of Guangdong Nortel Telecommunications Equipment Company Ltd. (GDNT).

Cash, cash equivalents and short-term investments amounted to SEK 78.7 (83.0) b. The net cash position decreased sequentially by SEK 5.6 b. to SEK 42.6 (48.2) b., mainly due to the dividend payout of SEK 7.2 b.

During the quarter approximately SEK 1.9 b. of provisions were utilized, of which SEK 1.2 b. related to restructuring. Additions of SEK 2.0 b. were made, of which SEK 1.4 b. related to restructuring. Reversals of SEK 0.5 b. were made. Provisions will fluctuate over time depending on business mix, market mix as well as technology shifts.

Total number of employees at the end of the quarter amounted to 97,929 (87,413), an increase by 6,383 from March 31, 2011. In the quarter, some 1,000 individuals joined Ericsson through acquisitions and approximately 4,500 related to our services business, mainly in Brazil, China, India and the US. Main reductions were made in countries in Western Europe.

On June 10, 2011, Moody’s upgraded Ericsson’s rating to A3 from Baa1, with a stable outlook.

Ericsson Second Quarter Report 2011	3

SEGMENT RESULTS

Networks

	Second quarter			First quarter		Six months
SEK b.	20111)	20102)	Change	20111)	Change	20111)	20102)	Change
Networks sales	33.4	25.5	31%	33.2	0%	66.6	50.2	33%
EBITA margin3)	16%	17%	—	20%	—	18%	16%	—
Operating margin	14%	13%	—	17%	—	16%	13%	—

1)	All numbers for 2011 are stated incl. restructuring charges of SEK 1.0 b. in Q2 and SEK 0.2 b. in Q1
2)	All numbers for 2010 are stated excl. restructuring charges of SEK 0.9 b. in Q2 and SEK 1.5 b. in Q1
3)	EBITA – Earnings before interest, tax, amortizations and write-downs of acquired intangibles

Networks’ sales in the quarter were SEK 33.4 (25.5) b., negatively impacted by the strong SEK. The increase of 31% year-over-year was an effect of continued high mobile broadband sales and sales of IP network products such as packet core, IP routers and microwave based backhaul. Sequentially sales were flat. Regions Latin America, Northern Europe and Central Asia, China and North East Asia and Mediterranean showed growth while North America and Japan showed slower sales.

The CDMA business continued to develop well. In China sales of GSM developed well driven by capacity needs. Korea developed favorably also this quarter driven by mobile broadband capacity investments.

EBITA margin in the quarter decreased year-over-year to 16% (17%) negatively impacted by one-off restructuring charges in Sweden and 3G rollouts in India. Sequentially EBITA decreased from 20% in the first quarter, negatively impacted by restructuring charges. In the first quarter 2011, sales and margins were positively impacted by a one-off revenue from the sale of patents of SEK 0.3 b.

SEGMENT SALES BY QUARTER, 2010 AND 2011 (SEK B)

Global Services

	Second quarter			First quarter		Six months
SEK b.	20111)	20102)	Change	20111)	Change	20111)	20102)	Change
Global Services sales	19.0	20.1	-5%	17.4	9%	36.5	38.2	-4%
Of which Professional Services	13.5	14.8	-9%	12.6	7%	26.0	28.1	-7%
Of which Managed Services	4.7	5.6	-16%	4.9	-4%	9.6	10.5	-8%
Of which Network Rollout	5.6	5.2	6%	4.9	15%	10.4	10.1	3%
EBITA margin3)	6%	12%	—	7%	—	7%	12%	—
Of which Professional Services	13%	15%	—	13%	—	13%	16%	—
Operating margin	5%	12%	—	7%	—	6%	11%	—
Of which Professional Services	12%	15%	—	12%	—	12%	15%	—

1)	All numbers for 2011 are stated incl. restructuring charges of SEK 0.5 b. in Q2 and SEK 0.2 b. in Q1
2)	All numbers for 2010 are stated excl. restructuring charges of SEK 1.0 b. in Q2 and SEK 0.7 b. in Q1
3)	EBITA – Earnings before interest, tax, amortizations and write-downs of acquired intangibles

Global Services sales in the quarter were SEK 19.0 (20.1) b. a decrease of -5% year-over-year, and increased by 9% sequentially. The year-over-year decrease is a result of currency exchange rate effects. The sequential increase is mainly a result of increased sales of network rollout as well as consulting and system integration.

Professional Services sales were SEK 13.5 (14.8) b. in the quarter, down -9% year-over-year, negatively impacted by currency exchange rate and strong sales in the second quarter of 2010. Currency adjusted sales of Professional Services were almost flat year-over-year at 1%. Sequentially Professional Services increased by 7% with good sales in systems integration business.

Managed Services sales decreased by -16% year-over-year to SEK 4.7 (5.6) b. and were down -4% sequentially. Currency adjusted Managed Services sales decreased -5% year-over-year.

Ericsson Second Quarter Report 2011	4

Network Rollout sales amounted to SEK 5.6 (5.2) b. in the quarter, an increase of 6% year-over-year. Sequential sales increased 15% driven by high volumes of project deployments.

Global Services’ EBITA margin decreased in the quarter to 6% (12%) year-over-year and from 7% sequentially. Margin was negatively impacted by restructuring charges and a loss in Network Rollout following the effects of supply constraints in 2010, large 3G rollouts in India and modernization projects in Europe. The margin impact from restructuring charges was 3%-points in the quarter.

EBITA margin for Professional Services was flat sequentially at 13% (13%). Margins were positively impacted by a higher proportion consulting and systems integration business and less managed services sales. During the quarter 24 new managed services contracts were signed, of which nine were extensions or expansions. Eleven new systems integration contracts were signed in the areas of OSS/BSS, Service Delivery Platforms and data center build projects.

Ericsson provides support for networks that serve more than two billion subscribers worldwide. The total number of subscribers in networks managed by Ericsson is more than 800 million, of which 450 million in network operation contracts and 350 million in field maintenance. The number of services professionals employed amounts to approximately 50,000.

Multimedia

	Second quarter				First quarter		Six months
SEK b.	20111)	20102)	Change	20111)	Change	20111)	20102)	Change
Multimedia sales	2.4	2.4	-2%	2.3	4%	4.7	4.7	-2%
EBITA margin3)	-4%	-5%	—	-7%	—	-5%	-5%	—
Operating margin	-11%	-13%	—	-15%	—	-13%	-13%	—

1)	All numbers for 2011 are stated incl. restructuring charges of SEK 0.1 b. in Q2 and SEK 0.0 b. in Q1
2)	All numbers for 2010 are stated excl. restructuring charges of SEK 0.2 b. in Q2 and SEK 0.0 b. in Q1
3)	EBITA – Earnings before interest, tax, amortizations and write-downs of acquired intangibles

Multimedia sales in the quarter decreased -2% year-over-year and increased 4% sequentially. Revenue management developed favorably year-over-year while TV solutions continued to be weak. EBITA margin amounted to -4% (-5%). The improvement year-over-year and sequentially is an effect of introduced efficiency measures.

The Business Support Systems (BSS) and Operations Support Systems (OSS) markets are growing, driven by operator demand for business efficiency and operating expenses reductions, as well as quality of service. In addition, the uptake of mobile broadband and new connected devices drive demand for flexible and scalable support systems to monetize traffic and improve offerings. In order to further strengthen the position in the OSS/BSS area, Ericsson has announced it had reached an agreement to acquire Telcordia, a company with a key position in service fulfillment, assurance, network optimization and real-time charging.

Ericsson Second Quarter Report 2011	5

Sony Ericsson

	Second quarter			First quarter		Six months
EUR m.	2011	2010	Change	2011	Change	2011	2010	Change
Number of units shipped (m.)	7.6	11.0	-31%	8.1	-6%	15.8	21.5	-27%
Average selling price (EUR)	156	160	-3%	141	11%	148	147	1%
Net sales	1,193	1,757	-32%	1,145	4%	2,339	3,162	-26%
Gross margin	31%	28%	—	33%	—	32%	29%	—
Operating margin	-3%	2%	—	2%	—	-1%	2%	—
Income before taxes	-42	31	—	15	—	-27	50	—
Income before taxes, excl restructuring charges	-42	63	—	15	—	-27	84	—
Net income	-50	12	—	11	—	-40	33	—
Operating cash flow	-224	29	—	-353	—	-577	-65	—

Sony Ericsson’s second quarter profitability was affected by the earthquake and tsunami in Japan. The impact on sales volumes is estimated to close to 1.5 million units, with most of the effect in the early part of the quarter. The company’s shift to Android-based smartphones continues, now representing more than 70% of total sales.

Cash flow from operating activities during the quarter was negative EUR -224 million, mainly due to negative income, timing of certain payments, and sequential increases in accounts receivable and inventories. New external borrowings of EUR 165 million were made in the quarter resulting in total borrowings of EUR 769 million on June 30, 2011. Total cash balances amounted to EUR 516 million.

Sony Ericsson estimates that its share in the global Android-based smartphone market during the quarter was approximately 11% in volume as well as in value.

Ericsson’s share in Sony Ericsson’s income before tax was SEK -0.2 (0.1) b. in the quarter.

ST-Ericsson

	Second quarter			First quarter
USD m.	2011	2010	Change	2011	Change
Net sales	385	544	-29%	444	-13%
Adjusted operating income1)	-181	-118	-53%	-149	-21%
Operating income	-222	-148	-50%	-178	-25%
Net income	-221	-139	-59%	-178	-24%

1)	Operating income adjusted for amortization of acquired intangibles and restructuring charges

ST-Ericsson’s sales were negatively impacted by continuous decline in sale of legacy products. The net financial position at the end of the quarter was negative USD -427 (-195) m. The operating loss increased sequentially primarily due to lower sales volumes. ST-Ericsson is reported in US GAAP and Ericsson’s share in ST-Ericsson’s income before tax, adjusted to IFRS, was SEK -0.7 (-0.4) b. in the quarter.

By the end of the quarter ST-Ericsson had utilized USD 445 m. of a short-term credit facility granted on a 50/50 basis by the parent companies.

ST-Ericsson is currently in a shift from legacy to new products, which in the quarter represented more than 45% of total sales.

Lately, the short to midterm uncertainty in the market has increased due to changes in the business environment and has reduced demand for legacy products at certain customers. As a result the company’s path to breakeven is expected to take longer than the previously anticipated second quarter 2012.

Ericsson is committed to support the execution of ST-Ericsson’s business plan and we still believe in the company’s recovery to profitability and positive operating cash flows. However, in the event of a significant worsening of the current market conditions, we may consider additional actions to improve performance. Under this scenario the value of ST-Ericsson for Ericsson may be lower than the current carrying amount of the investment on our books. We will continuously monitor ST-Ericsson’s business evolution and will value the situation on a quarterly basis.

Ericsson Second Quarter Report 2011	6

REGIONAL OVERVIEW

	Second quarter			First quarter		Six months
Sales, SEK b.	2011	2010	Change	2011	Change	2011	2010	Change
North America	12.3	13.1	-6%	13.2	-6%	25.5	22.5	13%
Latin America	4.9	4.2	17%	4.0	23%	8.9	8.2	10%
Northern Europe and Central Asia	4.6	2.7	70%	3.4	35%	7.9	5.0	59%
Western and Central Europe	4.3	4.4	-2%	4.8	-10%	9.1	9.6	-5%
Mediterranean	5.5	5.6	-2%	4.8	16%	10.3	10.7	-3%
Middle East	3.5	3.8	-7%	3.1	16%	6.6	7.7	-15%
Sub-Saharan Africa	2.2	3.0	-25%	2.2	0%	4.4	5.4	-18%
India	2.8	1.4	107%	3.2	-12%	6.0	3.7	63%
China and North East Asia	9.0	4.6	96%	8.6	5%	17.7	9.6	85%
South East Asia and Oceania	3.0	3.6	-17%	3.1	-2%	6.1	8.2	-14%
Other	2.5	1.6	49%	2.6	-6%	5.1	3.5	-43%

Total	54.8	48.0	14%	53.0	3%	107.7	93.1	16%

North America sales decreased -6% year-over-year, negatively impacted by a strong SEK, and -6% sequentially. The US maintained its high business activity although sequentially the networks business was somewhat slower after a period of high operator investments in network capacity. However, services continued to show good development.

Latin America sales increased 17% year-over-year and 23% sequentially. In the quarter network expansions took place as well as new managed services contracts. Ericsson is delivering the first HSPA+ Dual Carrier network in Latin America, for Entel in Chile. New contracts for revenue assurance, billing and charging and IPTV were also signed. Operators’ longer term plans rely on IPTV, LTE and MVNO’s. Managed services remain a strong trend in the whole region and Telefónica Brazil chose Ericsson to provide managed services for field maintenance in Sao Paulo.

Northern Europe and Central Asia sales increased 70% year-over-year and 35% sequentially. There was strong coverage related demand for mobile broadband in Russia. Major network rollouts with larger operators continued to drive network and services sales in the quarter. Mobile data remains the main source of operator revenue growth. The Telenor managed services agreement signed in the quarter creates an important footprint in the Nordic part of the region.

Western and Central Europe sales decreased -2% year-over-year and -10% sequentially. Pressure on overall mobile service revenues in the region is leading to network sharing and outsourcing initiatives. Demand for mobile broadband continues to be strong. Network modernization, including deployment of multi-standard radio, has started and rollout will accelerate during the second half of 2011. In the quarter, Ericsson was selected exclusive provider of next generation packet core by Telekom Austria Group for the Austrian and Slovenian markets.

Mediterranean sales decreased -2% year-over-year and increased 16% sequentially, negatively impacted by the political unrest in North Africa and the macroeconomic environment in Greece. Modernization projects are underway in Spain and Italy. Investments in mobile broadband are becoming a priority for operators as data traffic continues to grow driven by smartphone usage. Managed services also developed favorably in the quarter across the region with for example a contract for field operations with Vodafone Italy. Tenders for 4G/LTE spectrum are about to be concluded in Spain and we expect similar tenders to be initiated in Italy.

Middle East sales decreased -7% year-over-year and increased 16% sequentially. Political unrest continued to impact sales development in the region. 2G sales were weak in the quarter, while mobile broadband sales continued to develop positively across the region. Operators are looking into opportunities to reducing their operating expenses, resulting in a positive development for managed services both year-over-year and sequentially.

Sub-Saharan Africa sales decreased by -25% year-over-year, and were flat sequentially. Subscriber growth is accelerating both in 2G and 3G networks, driving needs for investments. Mobile broadband is picking up, however from low levels.

Ericsson Second Quarter Report 2011	7

India sales increased 107% year-over-year and decreased -12% sequentially. Sales were driven by continued 3G deployments and initial 3G rollouts have now reached a temporary peak following a period of intense deployments. The year-over-year comparison is easy due to a slow market following license auctions and security clearance process first half 2010. Broadband Wireless Access (BWA) license holders are currently deciding on vendors for their TD-LTE networks where initial roll-outs are expected at the end of the year.

China and North East Asia sales increased 96% year-over-year and 5% sequentially. Also in this quarter, the strong year-over-year increase is mainly related to growth in mobile broadband in Japan, 2G expansions in China and sales growth from Korea. In Korea mobile data traffic is expected to triple in 2011. Japan had a tough sequential comparison, but underlying fundamentals of increasing mobile data traffic remain. Ericsson continues to be engaged in a large scale TD-LTE trial with China Mobile.

South East Asia and Oceania sales decreased -17% year-over-year and -2% sequentially. Political factors, investment slowdown in several markets and operator consolidation continued to impact the development in the region. Mobile data traffic continues to grow across the region and the introduction of social media-enabled 2G phones is also starting to have an impact. There are some early examples of tiered pricing in Australia and Indonesia. Across the region operators are looking into replacing older equipment with multi-standard radio.

Other includes sales of for example embedded modules, cables, power modules as well as licensing and IPR.

MARKET DEVELOPMENT

Growth rates are based on Ericsson and market estimates

Addressable markets

The addressable service provider network equipment market was estimated to be around USD 95 b. in 2010, and to show 3-5% CAGR 2010-2013.

The mobile networks market, excluding WiMax, OSS and site solutions, is estimated to grow with a 6-8% CAGR 2010-2013, evidenced by very strong demand for mobile broadband related equipment in the first quarter of 2011. Ericsson grew its market share in radio access during the first quarter 2011, both measured in terms of shipped volumes and value.

The addressable telecom services market was in the range of USD 96-101 b. in 2010, with an estimated CAGR of 6-8% 2010-2013. Operators’ focus on efficiency drives interest in exploring business models such as managed operations, network sharing and network IT transformation. Estimates show that only around 35-40% of addressable operator network operating expenditure is spent externally on telecom services today. This leaves significant continued opportunities, particularly for managed services.

In 2010, the telecom OSS/BSS market for software and systems integration was valued at about USD 35 b. and is expected to show a CAGR in the range of 6-8% 2010-2013. The OSS/BSS systems integration market is also included in the telecom services market and should not be double-counted.

Industry development

WCDMA/HSPA networks cover around 40% of the world’s population, while LTE networks only cover a few percentages. WCDMA/HSPA will remain the leading mobile access technology for many years to come, in terms of global investment, despite the fact that 4G/LTE is being rolled out and launched. By the end of Q2, just above twenty LTE networks had been commercially launched, to be compared with around 400 launched HSPA networks.

Further buildout of HSPA coverage, to reach into the remaining 60% of the population, will be driven by the availability of affordable handsets, as well as the surge in mobile broadband services and faster speeds. Around 30% of the commercial HSPA networks have yet to be upgraded to a peak speed of 7.2 Mbps or above. In the second quarter, we saw a wave of upgrades to 42 Mbps, the highest speed currently commercially available.

Data traffic uptake in mobile and fixed networks drives need for higher capacity in areas such as backhaul, aggregation, transport, and routing based on IP and Ethernet technologies. With operators’ focus on increased network quality and efficiency, the ability to deal with high data volumes while maintaining telecom grade service levels is key. This enables operators to provide premium quality and differentiating offerings to the end users. Recognizing that quality of service is becoming more important, some operators now differentiate by deploying superior networks emphasizing end user experience and quality. This also drives demand for services targeting the

Ericsson Second Quarter Report 2011	8

operational efficiency of operators, such as consulting, including network optimization, systems integration and managed services.

Yearly WCDMA/HSPA radio access network investments passed GSM investments in 2009, eight years after the 3G introduction in Western Europe. Co-existence of GSM, WCDMA/HSPA, CDMA2000 and 4G/LTE and increasing number of frequency bands pave the way for investments in multi-standard solutions and networks modernization.

End user trends

Global mobile penetration is 81% and total mobile subscriptions have reached 5.7 billion. Year over year growth was roughly 15%. India and China accounted for more than 50% of the estimated 185 million net additions during the second quarter, adding around 63 and 30 million respectively. Indonesia and Brazil were third and fourth countries in terms of net additions. China has now passed 900 million subscriptions

Global fixed broadband subscriptions grew by 15 million new subscriptions to reach 537 million during the first quarter 2011, mainly boosted by strong growth in DSL in China. China accounted for more than 40% of all net additions. DSL represents more than 60% of all fixed broadband subscriptions, while Fiber-to-the-Home/B represents around 15%.

	Unit	Second quarter			Full year					Ericsson forecast
		2010	2011	Change	2006	2007	2008	2009	2010	2011
Mobile subscriptions	Billion	4.9	~5.7	~15%	2.7	3.3	4.0	4.6	~5.3	~6.1
Net additions	Million	~170	~185	~10%	500	620	660	640	~710	~750
Mobile broadband1)	Million	~470	~760	~60%	55	130	220	360	~600	~900
Net additions	Million	~50	~80	~60%	30	70	90	150	~250	~300

1)	Mobile broadband includes handset, tablets and mobile PC for the following technologies: HSPA, LTE, CDMA2000 EVDO, TD-SCDMA and WiMax

Tiered pricing for mobile broadband is now a reality, as many operators today have evolved beyond flat-rate unlimited data models and introduced segmented price plans, such as volume-, time- or speed-based plans. Segmented data price plans intend to attract a wide variety of data users and differentiate the offering, in order to maximize data revenues and to grow total service revenues.

On average in a mobile network, a smartphone generates approximately 10 times more data traffic compared to a normal feature phone, while a mobile PC user generates 100 times more traffic than a feature phone. Tablets appear to be closer to smartphones than mobile PCs in terms of generated mobile data traffic. There are indications of higher than average per-device traffic in several networks, e.g. in the US, and traffic profiles per user do vary considerably between networks and markets. In addition, the amount of traffic generated over WiFi varies between different types of devices.

PARENT COMPANY INFORMATION

Income after financial items was SEK 4.7 (4.8) b. Major changes in the Parent Company’s financial position for the six-month period include; decreased cash, cash equivalents and short-term investments of SEK 10.0 b., increased current and non-current receivables from subsidiaries of SEK 2.2 b. and decreased current liabilities to subsidiaries of SEK 3.4 b. During the second quarter the dividend payment of SEK 7.2 b., as decided by the Annual General Meeting, has been made. At the end of the quarter, cash, cash equivalents and short-term investments amounted to SEK 61.6 (71.6) b. Guarantees to Sony Ericsson Mobile Communications AB were unchanged in the quarter and are reported as contingent liabilities and amounted to SEK 2.1 (1.1) b. During the quarter ST-Ericsson utilized USD 75.5 million resulting in a balance of USD 192.5 million of the short-term parent credit facility by June 30, 2011.

In accordance with the conditions of the long-term variable compensation program (LTV) for Ericsson employees, 1,981,533 shares from treasury stock were sold or distributed to employees during the second quarter. The holding of treasury stock at June 30, 2011, was 68,481,170 Class B shares.

Ericsson Second Quarter Report 2011	9

OTHER INFORMATION

Acquisition of Telcordia

On June 14, 2011, Ericsson announced it had reached an agreement to acquire Telcordia, a company with a key position in service fulfillment, assurance, network optimization and real-time charging. Ericsson will acquire 100 percent of the shares in Telcordia for USD 1.15 billion in an all-cash transaction, on a cash and debt-free basis. Closing is anticipated to fourth quarter 2011 with full effect in first quarter 2012. Approximately 2,600 employees are to join Ericsson as part of the transaction. The transaction is subject to customary regulatory approvals and is expected to be accretive to Ericsson earnings within 12 months after closing.

Closing of acquisition of GDNT

On May 12, 2011, Ericsson announced the completion of the asset purchase agreement to acquire certain assets of the Guangdong Nortel Telecommunications Equipment Company Ltd. (GDNT).

Nortel patent portfolio

On July 1, 2011, Ericsson stated that, as announced separately by Nortel Networks Corporation, a consortium of leading technology companies of which Ericsson is a part, had emerged as the winning bidder for all of Nortel’s remaining patents and patent applications for a cash purchase price of USD 4.5 b. The transaction is expected to close in the third quarter of 2011. Ericsson’s contribution to the transaction was USD 340 million.

Appointment of Ericsson’s Nomination Committee

On June 1, 2011, Ericsson announced the composition of the Nomination Committee for 2011.

Appointments to Ericsson’s Executive Leadership Team

On May 17, 2011, Helena Norrman was appointed head of Communications and member of Ericsson’s Executive Leadership Team. The appointment was effective as of May 23, 2011.

On June 7, 2011, Per Borgklint was appointed head of business unit Multimedia and member of Ericsson’s Executive Leadership Team. The appointment was effective from the same day.

Assessment of risk environment

Ericsson’s operational and financial risk factors and uncertainties along with our strategies and tactics to mitigate risk exposures or limit unfavorable outcomes are described in our Annual Report 2010. Compared to the risks described in the Annual Report 2010, no material new or changed risk factors or uncertainties have been identified in the quarter.

Risk factors and uncertainties in focus during the forthcoming six-month period for the Parent Company and the Ericsson Group include:

•

Potential negative effects on operators’ willingness to invest in network development due to a increased uncertainty in the financial markets and a weak economic business environment as well as uncertainty regarding the financial stability of suppliers, for example due to lack of financing, or reduced consumer telecom spending, or increased pressure on us to provide financing;

•	Effects on gross margins and/or working capital of the product mix in the Networks segment between sales of software, upgrades and extensions as well as break-in contracts;

•	Effects on gross margins of the product mix in the Global Services segment including proportion of new network build-outs and share of new managed services deals with initial transition costs;

•	A continued volatile sales pattern in the Multimedia segment or variability in our overall sales seasonality could make it more difficult to forecast future sales;

•	Effects of the ongoing industry consolidation among our customers as well as between our largest competitors, e.g. with postponed investments and intensified price competition as a consequence;

•	Results and capital needs of our two major joint ventures Sony Ericsson and ST-Ericsson;

•	Changes in foreign exchange rates, in particular USD and EUR;

Ericsson Second Quarter Report 2011	10

•	Political unrest or instability in certain markets;

•	Effects on production and sales from restrictions with respect to timely and adequate supply of materials, components and production capacity and other vital services on competitive terms;

•	Natural disasters, effecting production, supply and transportation.

Ericsson conducts business in certain countries which are subject to trade restrictions or which are focused on by certain investors. We stringently follow all relevant regulations and trade embargos applicable to us in our dealings with customers operating in such countries. Moreover, Ericsson operates globally in accordance with Group level policies and directives for business ethics and conduct. In no way should our business activities in these countries be construed as supporting a particular political agenda or regime. We have activities in such countries mainly due to that certain customers with multi-country operations put demands on us to support them in all their markets.

Stockholm, July 21, 2011

Telefonaktiebolaget LM Ericsson (publ)

Date for next report: October 20, 2011

Ericsson Second Quarter Report 2011	11

BOARD ASSURANCE

The Board of Directors and the CEO certify that the financial report for the six months gives a fair view of the performance of the business, position and profit or loss of the Company and the Group, and describes the principal risks and uncertainties that the Company and the companies in the Group face.

Stockholm, July 21, 2011

Telefonaktiebolaget LM Ericsson (publ)

Org. Nr. 556016-0680

Sverker Martin-Löf Deputy chairman	Leif Johansson Chairman	Jacob Wallenberg Deputy chairman

Roxanne S. Austin Member of the board	Sir Peter L. Bonfield Member of the board	Anders Nyrén Member of the board

Börje Ekholm Member of the board	Ulf J. Johansson Member of the board	Nancy McKinstry Member of the board

Carl-Henric Svanberg Member of the board		Michelangelo Volpi Member of the board

Pehr Claesson Member of the board	Jan Hedlund Member of the board	Karin Åberg Member of the board

Hans Vestberg Member of the board and President and CEO

Ericsson Second Quarter Report 2011	12

AUDITORS’ REVIEW REPORT

We have reviewed this report for the period January 1, 2011, to June 30, 2011, for Telefonaktiebolaget LM Ericsson (publ). The board of directors and the CEO are responsible for the preparation and presentation of this financial information in accordance with IAS 34 and the Swedish Annual Accounts Act. Our responsibility is to express a conclusion on this financial information based on our review.

We conducted our review in accordance with the Swedish Standard on Review Engagements SÖG 2410, Review of Interim Report Performed by the Independent Auditor of the Entity. A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (ISA) and other generally accepted auditing standards in Sweden. The procedures performed in a review do not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the interim report is not prepared, in all material respects, in accordance with IAS 34 and the Swedish Annual Accounts Act, regarding the Group, and with the Swedish Annual Accounts Act, regarding the Parent Company.

Stockholm, July 21, 2011

PricewaterhouseCoopers AB

Peter Nyllinge

Authorised Public Accountant

EDITOR’S NOTE

To read the complete report with tables, please go to:

www.ericsson.com/investors/res/docs/q-reports/2011/6month11-en.pdf

Ericsson invites media, investors and analysts to a press conference at the Ericsson Studio, Grönlandsgången 4, Stockholm, at 09.00 (CET), July 21, 2011. An analysts, investors and media conference call will begin at 15.30 (CET).

Live webcast of the press conference and conference call as well as supporting slides will be available at www.ericsson.com/press and www.ericsson.com/investors

Video material will be published during the day on www.ericsson.com/broadcast_room

Ericsson Second Quarter Report 2011	13

FOR FURTHER INFORMATION, PLEASE CONTACT

Helena Norrman, Senior Vice President, Communications

Phone: +46 10 719 3472

E-mail: investor.relations@ericsson.com or media.relations@ericsson.com

Investors	Media

Åse Lindskog, Vice President,	Ola Rembe, Vice President,
Head of Industry and Investor Relations	Head of Corporate Public and Media Relations
Phone: +46 10 719 9725, +46 730 244 872	Phone: +46 10 719 9727, +46 730 244 873
E-mail: investor.relations@ericsson.com	E-mail: media.relations@ericsson.com

Stefan Jelvin, Director,
Investor Relations	Corporate Public & Media Relations
Phone: +46 10 714 2039	Phone: +46 10 719 69 92
E-mail: investor.relations@ericsson.com	E-mail: media.relations@ericsson.com

Åsa Konnbjer, Director,	Telefonaktiebolaget LM Ericsson (publ)
Investor Relations	Org. number: 556016-0680
Phone: +46 10 713 3928	Torshamnsgatan 23
E-mail: investor.relations@ericsson.com	SE-164 83 Stockholm
Phone: +46 10 719 0000
www.ericsson.com

Ericsson Second Quarter Report 2011	14

Disclosure Pursuant to the Swedish Securities Markets Act

Ericsson discloses the information provided herein pursuant to the Securities Markets Act. The information was submitted for publication at 07.30 CET, on July 21, 2011.

Safe Harbor Statement of Ericsson under the US Private Securities Litigation Reform Act of 1995;

All statements made or incorporated by reference in this release, other than statements or characterizations of historical facts, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by us. Forward-looking statements can often be identified by words such as “anticipates”, “expects”, “intends”, “plans”, “predicts”, “believes”, “seeks”, “estimates”, “may”, “will”, “should”, “would”, “potential”, “continue”, and variations or negatives of these words, and include, among others, statements regarding: (i) strategies, outlook and growth prospects; (ii) positioning to deliver future plans and to realize potential for future growth; (iii) liquidity and capital resources and expenditure, and our credit ratings; (iv) growth in demand for our products and services; (v) our joint venture activities; (vi) economic outlook and industry trends; (vii) developments of our markets; (viii) the impact of regulatory initiatives; (ix) research and development expenditures; (x) the strength of our competitors; (xi) future cost savings; (xii) plans to launch new products and services; (xiii) assessments of risks; (xiv) integration of acquired businesses; (xv) compliance with rules and regulations and (xvi) infringements of intellectual property rights of others.

In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements speak only as of the date hereof and are based upon the information available to us at this time. Such information is subject to change, and we will not necessarily inform you of such changes. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. Important factors that may cause such a difference for Ericsson include, but are not limited to: (i) material adverse changes in the markets in which we operate or in global economic conditions; (ii) increased product and price competition; (iii) reductions in capital expenditure by network operators; (iv) the cost of technological innovation and increased expenditure to improve quality of service; (v) significant changes in market share for our principal products and services; (vi) foreign exchange rate or interest rate fluctuations; and (vii) the successful implementation of our business and operational initiatives.

Ericsson Second Quarter Report 2011	15

FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

Ericsson Second Quarter Report 2011	16

Consolidated Income Statement

	Apr -Jun			Jan -Jun
SEK million	2010	2011	Change	2010	2011	Change

Net sales	47,972	54,770	14%	93,084	107,736	16%
Cost of sales	-30,235	-34,064	13%	-58,762	-66,642	13%

Gross income	17,737	20,706	17%	34,322	41,094	20%
Gross margin (%)	37.0%	37.8%		36.9%	38.1%

Research and development expenses	-7,751	-8,108	5%	-15,277	-16,099	5%
Selling and administrative expenses	-7,158	-7,741	8%	-14,166	-14,182	0%

Operating expenses	-14,909	-15,849	6%	-29,443	-30,281	3%

Other operating income and expenses	500	166	-67%	802	509	-37%

Operating income before shares in earnings of JV and associated companies	3,328	5,023	51%	5,681	11,322	99%
Operating margin before shares in earnings of JV and associated companies (%)	6.9%	9.2%		6.1%	10.5%

Shares in earnings of JV and associated companies	-308	-771	150%	-680	-1,239	82%

Operating income	3,020	4,252	41%	5,001	10,083	102%

Financial income	470	977		748	1,279
Financial expenses	-596	-636		-1,034	-942

Income after financial items	2,894	4,593		4,715	10,420

Taxes	-867	-1,377		-1,414	-3,124

Net income	2,027	3,216		3,301	7,296

Net income attributable to:
- Stockholders of the Parent Company	1,881	3,116		3,145	7,219
- Non-controlling interests	146	100		156	77

Other information
Average number of shares, basic (million)	3,196	3,204		3,196	3,203
Earnings per share, basic (SEK)1)	0.59	0.97		0.98	2.25
Earnings per share, diluted (SEK)1)	0.58	0.96		0.98	2.23

Statement of Comprehensive Income

	Apr -Jun		Jan -Jun
SEK million	2010	2011	2010	2011

Net income	2,027	3,216	3,301	7,296

Other comprehensive income
Actuarial gains and losses, and the effect of the asset ceiling, related to pensions	-242	-1,737	-515	-1,349
Revaluation of other investments in shares and participations
Fair value remeasurement	9	1	9	0

Cash flow hedges
Gains/losses arising during the period	-1,747	138	-1,584	1,762
Reclassification adjustments for gains/losses included in profit or loss	334	-1,198	44	-2,119
Adjustments for amounts transferred to initial carrying amount of hedged items	-136	0	-136	0
Changes in cumulative translation adjustments	3,075	1,143	2,524	-2,274
Share of other comprehensive income on JV and associated companies	680	128	636	-616
Tax on items relating to components of other comprehensive income	476	666	487	444

Total other comprehensive income	2,449	-859	1,465	-4,152

Total comprehensive income	4,476	2,357	4,766	3,144

Total comprehensive income attributable to:
Stockholders of the Parent Company	4,232	2,211	4,491	3,117
Non-controlling interests	244	146	275	27

1)	Based on Net income attributable to stockholders of the Parent Company

Ericsson Second Quarter Report 2011, July 21, 2011	17 (34)

Consolidated Balance Sheet

	Dec 31	Mar 31	Jun 30
SEK million	2010	2011	2011

ASSETS
Non-current assets
Intangible assets
Capitalized development expenses	3,010	3,047	3,236
Goodwill	27,151	25,782	26,293
Intellectual property rights, brands and other intangible assets	16,658	15,388	14,333

Property, plant and equipment	9,434	9,171	9,772

Financial assets
Equity in JV and associated companies	9,803	8,662	8,031
Other investments in shares and participations	219	239	327
Customer financing, non-current	1,281	1,440	1,570
Other financial assets, non-current	3,079	3,020	4,208

Deferred tax assets	12,737	13,090	13,010

	83,372	79,839	80,780

Current assets
Inventories	29,897	32,146	35,144

Trade receivables	61,127	60,622	60,153
Customer financing, current	3,123	2,713	2,414
Other current receivables	17,146	19,745	17,968

Short-term investments	56,286	52,286	49,264
Cash and cash equivalents	30,864	30,756	29,464

	198,443	198,268	194,407

Total assets	281,815	278,107	275,187

EQUITY AND LIABILITIES
Equity
Stockholders’ equity	145,106	146,142	141,009
Non-controlling interest in equity of subsidiaries	1,679	1,560	1,881

	146,785	147,702	142,890

Non-current liabilities
Post-employment benefits	5,092	3,968	5,763
Provisions, non-current	353	310	270
Deferred tax liabilities	2,571	2,427	2,547
Borrowings, non-current	26,955	26,196	23,625
Other non-current liabilities	3,296	3,358	2,451

	38,267	36,259	34,656

Current liabilities
Provisions, current	9,391	9,219	9,065
Borrowings, current	3,808	4,676	6,752
Trade payables	24,959	24,849	24,956
Other current liabilities	58,605	55,402	56,868

	96,763	94,146	97,641

Total equity and liabilities	281,815	278,107	275,187

Of which interest-bearing liabilities and post-employment benefits	35,855	34,840	36,140

Of which net cash	51,295	48,202	42,588

Assets pledged as collateral	658	589	711
Contingent liabilities	875	853	873

Ericsson Second Quarter Report 2011, July 21, 2011	18 (34)

Consolidated Statement of Cash Flows

	Apr - Jun		Jan - Jun		Jan - Dec
SEK million	2010	2011	2010	2011	2010

Operating activities
Net income	2,027	3,216	3,301	7,296	11,235
Adjustments to reconcile net income to cash
Taxes	-560	-29	-726	692	351
Earnings/dividends in JV and associated companies	364	783	677	1,235	1,476
Depreciation, amortization and impairment losses	2,304	2,172	5,437	4,381	9,953
Other	-260	-1,107	-695	-2,308	710

Net income affecting cash	3,875	5,035	7,994	11,296	23,725

Changes in operating net assets
Inventories	-3,462	-2,370	-4,927	-5,832	-7,917
Customer financing, current and non-current	-208	195	-806	391	-2,125
Trade receivables	-3,816	2,114	138	504	4,406
Trade payables	1,433	-834	478	-1,089	5,964
Provisions and post-employment benefits	788	-485	-270	-1,237	-2,739
Other operating assets and liabilities, net	-1,317	2,126	-3,020	-1,158	5,269

	-6,582	746	-8,407	-8,421	2,858

Cash flow from operating activities	-2,707	5,781	-413	2,875	26,583

Investing activities
Investments in property, plant and equipment	-1,016	-1,196	-1,675	-2,176	-3,686
Sales of property, plant and equipment	45	58	92	155	124
Acquisitions/divestments of subsidiaries and other operations, net	-868	-507	-1,948	-962	-2,832
Product development	-724	-429	-1,002	-698	-1,644
Other investing activities	-1,819	-100	40	79	-1,487
Short-term investments	5,949	3,196	2,105	6,902	-3,016

Cash flow from investing activities	1,567	1,022	-2,388	3,300	-12,541

Cash flow before financing activities	-1,140	6,803	-2,801	6,175	14,042

Financing activities
Dividends paid	-6,401	-7,209	-6,401	-7,209	-6,677
Other financing activities	1,529	-1,097	1,473	143	1,007

Cash flow from financing activities	-4,872	-8,306	-4,928	-7,066	-5,670

Effect of exchange rate changes on cash	583	211	541	-509	-306

Net change in cash	-5,429	-1,292	-7,188	-1,400	8,066

Cash and cash equivalents, beginning of period	21,039	30,756	22,798	30,864	22,798

Cash and cash equivalents, end of period	15,610	29,464	15,610	29,464	30,864

Ericsson Second Quarter Report 2011, July 21, 2011	19 (34)

Consolidated Statement of Changes in Equity

	Jan - Jun	Jan - Jun	Jan - Dec
SEK million	2010	2011	2010

Opening balance	141,027	146,785	141,027
Total comprehensive income	4,766	3,144	10,913
Sale/Repurchase of own shares	23	45	52
Stock purchase and stock option plans	316	213	762
Dividends paid	-6,401	-7,209	-6,677
Transactions with non-controlling interests	693	-88	708

Closing balance	140,424	142,890	146,785

Ericsson Second Quarter Report 2011, July 21, 2011	20 (34)

Consolidated Income Statement – Isolated Quarters

	2010				2011
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2

Net sales	45,112	47,972	47,481	62,783	52,966	54,770
Cost of sales	-28,527	-30,235	-29,337	-40,995	-32,578	-34,064

Gross income	16,585	17,737	18,144	21,788	20,388	20,706
Gross margin (%)	36.8%	37.0%	38.2%	34.7%	38.5%	37.8%

Research and development expenses	-7,526	-7,751	-7,689	-8,592	-7,991	-8,108
Selling and administrative expenses	-7,008	-7,158	-5,775	-7,131	-6,441	-7,741

Operating expenses	-14,534	-14,909	-13,464	-15,723	-14,432	-15,849

Other operating income and expenses	302	500	620	581	343	166

Operating income before shares in earnings of JV and associated companies	2,353	3,328	5,300	6,646	6,299	5,023
Operating margin before shares in earnings of JV and associated companies (%)	5.2%	6.9%	11.2%	10.6%	11.9%	9.2%

Shares in earnings of JV and associated companies	-372	-308	-90	-402	-468	-771

Operating income	1,981	3,020	5,210	6,244	5,831	4,252

Financial income	278	470	168	131	302	977
Financial expenses	-438	-596	-302	-383	-306	-636

Income after financial items	1,821	2,894	5,076	5,992	5,827	4,593

Taxes	-547	-867	-1,523	-1,611	-1,747	-1,377

Net income	1,274	2,027	3,553	4,381	4,080	3,216

Net income attributable to:
- Stockholders of the Parent Company	1,264	1,881	3,677	4,324	4,103	3,116
- Non-controlling interests	10	146	-124	57	-23	100

Other information
Average number of shares, basic (million)	3,195	3,196	3,198	3,200	3,202	3,204
Earnings per share, basic (SEK)1)	0.40	0.59	1.15	1.35	1.28	0.97
Earnings per share, diluted (SEK)1)	0.39	0.58	1.14	1.34	1.27	0.96

1)	Based on Net income attributable to stockholders of the Parent Company.

Ericsson Second Quarter Report 2011, July 21, 2011	21 (34)

Consolidated Statement of Cash Flows – Isolated Quarters

	2010				2011
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2

Operating activities
Net income	1,274	2,027	3,553	4,381	4,080	3,216
Adjustments to reconcile net income to cash
Taxes	-166	-560	-226	1,303	721	-29
Earnings/dividends in JV and associated companies	313	364	123	676	452	783
Depreciation, amortization and impairment losses	3,133	2,304	2,270	2,246	2,209	2,172
Other	-435	-260	-947	2,352	-1,201	-1,107

Net income affecting cash	4,119	3,875	4,773	10,958	6,261	5,035

Changes in operating net assets
Inventories	-1,465	-3,462	-3,763	773	-3,462	-2,370
Customer financing, current and non-current	-598	-208	-437	-882	196	195
Trade receivables	3,954	-3,816	7,443	-3,175	-1,610	2,114
Trade payables	-955	1,433	1,292	4,194	-255	-834
Provisions and post-employment benefits	-1,058	788	-1,726	-743	-752	-485
Other operating assets and liabilities, net	-1,703	-1,317	4,237	4,052	-3,284	2,126

	-1,825	-6,582	7,046	4,219	-9,167	746

Cash flow from operating activities	2,294	-2,707	11,819	15,177	-2,906	5,781

Investing activities
Investments in property, plant and equipment	-659	-1,016	-1,027	-984	-980	-1,196
Sales of property, plant and equipment	47	45	17	15	97	58
Acquisitions/divestments of subsidiaries and other operations, net	-1,080	-868	-559	-325	-455	-507
Product development	-278	-724	-317	-325	-269	-429
Other investing activities	1,859	-1,819	-817	-710	179	-100
Short-term investments	-3,844	5,949	-3,368	-1,753	3,706	3,196

Cash flow from investing activities	-3,955	1,567	-6,071	-4,082	2,278	1,022

Cash flow before financing activities	-1,661	-1,140	5,748	11,095	-628	6,803

Financing activities
Dividends paid	—	-6,401	-238	-38	—	-7,209
Other financing activities	-56	1,529	1,165	-1,631	1,240	-1,097

Cash flow from financing activities	-56	-4,872	927	-1,669	1,240	-8,306

Effect of exchange rate changes on cash	-42	583	-1,088	241	-720	211

Net change in cash	-1,759	-5,429	5,587	9,667	-108	-1,292

Cash and cash equivalents, beginning of period	22,798	21,039	15,610	21,197	30,864	30,756

Cash and cash equivalents, end of period	21,039	15,610	21,197	30,864	30,756	29,464

Ericsson Second Quarter Report 2011, July 21, 2011	22 (34)

Parent Company Income Statement

	Apr - Jun		Jan - Jun
SEK million	2010	2011	2010	2011

Net sales	8	0	18	0
Cost of sales	-5	0	-12	0

Gross income	3	0	6	0

Operating expenses	-564	-567	-1,880	-986
Other operating income and expenses	681	593	1,293	1,339

Operating income	120	26	-581	353

Financial net	5,299	1,616	5,370	4,383

Income after financial items	5,419	1,642	4,789	4,736

Transfers to (-) / from untaxed reserves	—	—	—	—
Taxes	-136	-183	64	-313

Net income	5,283	1,459	4,853	4,423

Statement of Comprehensive Income

	Apr - Jun		Jan - Jun
SEK million	2010	2011	2010	2011

Net income	5,283	1,459	4,853	4,423

Cash flow hedges
Gains/losses arising during the period	136	—	136	—
Adjustments for amounts transferred to initial carrying amount of hegded items	-136	—	-136	—

Tax on items reported directly in or transferred from equity	—	—	—	—

Other comprehensive income	—	—	—	—

Total comprehensive income	5,283	1,459	4,853	4,423

Parent Company Balance Sheet

	Dec 31	Jun 30
SEK million	2010	2011

ASSETS
Fixed assets
Intangible assets	1,046	933
Tangible assets	527	540
Financial assets	99,013	101,295

	100,586	102,768

Current assets
Inventories	57	35
Receivables	21,554	21,377
Short-term investments	56,148	49,264
Cash and cash equivalents	15,439	12,347

	93,198	83,023

Total assets	193,784	185,791

STOCKHOLDERS’ EQUITY, PROVISIONS AND LIABILITIES
Equity
Restricted equity	47,859	47,859
Non-restricted equity	42,974	40,257

	90,833	88,116
Untaxed reserves	1,015	1,015

Provisions	960	875

Non-current liabilities	52,842	48,619

Current liabilities	48,134	47,166

Total stockholders’ equity, provisions and liabilities	193,784	185,791

Assets pledged as collateral	658	711
Contingent liabilities	13,783	16,909

Ericsson Second Quarter Report 2011, July 21, 2011	23 (34)

Accounting Policies

The Group

This interim report is prepared in accordance with IAS 34. The term “IFRS” used in this document refers to the application of IAS and IFRS as well as interpretations of these standards as issued by IASB’s Standards Interpretation Committee (SIC) and IFRS Interpretations Committee, (IFRIC). The accounting policies adopted are consistent with those of the annual report for the year ended December 31, 2010, and should be read in conjunction with that annual report.

As from January 1, 2011, the Company has applied the following new or amended IFRSs and IFRICs:

•	Improvements to IFRSs (Issued by IASB in May 2010)

•	IFRIC 14, amendment, the limit on a defined benefit asset, minimum funding requirements and their interaction (November 26, 2009)

•	IFRIC 19, Extinguishing financial liabilities with equity instruments (November 26, 2009)

•	IAS 24, revised, Related party disclosures (November 4, 2009)

•	IAS 32, amendment, Classification of Rights Issues (October 8, 2009)

None of the new or amended standards and interpretations has had any significant impact on the financial result or position of the Company. There is no difference between IFRS effective as per June 30, 2011 and IFRS as endorsed by the EU.

Ericsson Second Quarter Report 2011, July 21, 2011	24 (34)

Net Sales by Segment by Quarter

Since the segments Sony Ericsson and ST-Ericsson are reported in accordance with the equity method, their sales are not included below. Net sales related to these segments are disclosed under SEGMENT RESULTS. Net sales related to other segments are set out below.

	2010				2011
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2
Networks	24,704	25,472	26,087	36,445	33,249	33,360
Global Services	18,098	20,080	19,076	22,869	17,435	19,036
Of which Professional Services	13,251	14,838	13,736	16,704	12,571	13,463
Of which Managed Services	4,888	5,642	5,227	5,361	4,924	4,724
Of which Network Rollout	4,847	5,242	5,340	6,165	4,864	5,573
Multimedia	2,310	2,420	2,318	3,469	2,282	2,374

Total	45,112	47,972	47,481	62,783	52,966	54,770

	2010				2011
Sequential change, percent	Q1	Q2	Q3	Q4	Q1	Q2
Networks	-22%	3%	2%	40%	-9%	0%
Global Services	-22%	11%	-5%	20%	-24%	9%
Of which Professional Services	-20%	12%	-7%	22%	-25%	7%
Of which Managed Services	-4%	15%	-7%	3%	-8%	-4%
Of which Network Rollout	-27%	8%	2%	15%	-21%	15%
Multimedia	-31%	5%	-4%	50%	-34%	4%

Total	-23%	6%	-1%	32%	-16%	3%

	2010				2011
Year over year change, percent	Q1	Q2	Q3	Q4	Q1	Q2
Networks	-14%	-12%	6%	14%	35%	31%
Global Services	3%	0%	3%	-1%	-4%	-5%
Of which Professional Services	4%	5%	7%	1%	-5%	-9%
Of which Managed Services	17%	23%	46%	5%	1%	-16%
Of which Network Rollout	3%	-12%	-8%	-8%	0%	6%
Multimedia	-29%	-27%	-31%	3%	-1%	-2%

Total	-9%	-8%	2%	8%	17%	14%

	2010				2011
Year to date, SEK million	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun
Networks	24,704	50,176	76,263	112,708	33,249	66,609
Global Services	18,098	38,178	57,254	80,123	17,435	36,471
Of which Professional Services	13,251	28,089	41,825	58,529	12,571	26,034
Of which Managed Services	4,888	10,530	15,757	21,118	4,924	9,648
Of which Network Rollout	4,847	10,089	15,429	21,594	4,864	10,437
Multimedia	2,310	4,730	7,048	10,517	2,282	4,656

Total	45,112	93,084	140,565	203,348	52,966	107,736

Year to date,	2010				2011
year over year change, percent	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun
Networks	-14%	-13%	-7%	-1%	35%	33%
Global Services	3%	2%	2%	1%	-4%	-4%
Of which Professional Services	4%	5%	5%	4%	-5%	-7%
Of which Managed Services	17%	20%	28%	21%	1%	-8%
Of which Network Rollout	3%	-5%	-6%	-7%	0%	3%
Multimedia	-29%	-28%	-29%	-21%	-1%	-2%

Total	-9%	-8%	-5%	-2%	17%	16%

Ericsson Second Quarter Report 2011, July 21, 2011	25 (34)

Operating Income by Segment by Quarter

	2010				2011
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2
Networks	1,540	2,507	3,717	4,717	5,744	4,599
Global Services	1,325	1,377	1,891	1,920	1,146	1,030
Of which Professional Services	1,419	1,331	1,925	1,875	1,486	1,661
Of which Network Rollout	-94	46	-34	45	-340	-631
Multimedia	-335	-479	-187	358	-338	-267
Unallocated 1)	-158	-128	-109	-410	-228	-204

Subtotal Segments excluding Sony Ericsson and ST-Ericsson	2,372	3,277	5,312	6,585	6,324	5,158

Sony Ericsson	76	134	290	164	71	-208
ST-Ericsson	-467	-391	-392	-505	-564	-698

Subtotal Sony Ericsson and ST-Ericsson	-391	-257	-102	-341	-493	-906

Total	1,981	3,020	5,210	6,244	5,831	4,252

	2010				2011
Year to date, SEK million	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun
Networks	1,540	4,047	7,764	12,481	5,744	10,343
Global Services	1,325	2,702	4,593	6,513	1,146	2,176
Of which Professional Services	1,419	2,750	4,675	6,550	1,486	3,147
Of which Network Rollout	-94	-48	-82	-37	-340	-971
Multimedia	-335	-814	-1,001	-643	-338	-605
Unallocated 1)	-158	-286	-395	-805	-228	-432

Subtotal Segments excluding Sony Ericsson and ST-Ericsson	2,372	5,649	10,961	17,546	6,324	11,482

Sony Ericsson	76	210	500	664	71	-137
ST-Ericsson	-467	-858	-1,250	-1,755	-564	-1,262

Subtotal Sony Ericsson and ST-Ericsson	-391	-648	-750	-1,091	-493	-1,399
Total	1,981	5,001	10,211	16,455	5,831	10,083

Operating Margin by Segment by Quarter

As percentage of net sales,	2010				2011
isolated quarters	Q1	Q2	Q3	Q4	Q1	Q2
Networks	6%	10%	14%	13%	17%	14%
Global Services	7%	7%	10%	8%	7%	5%
Of which Professional Services	11%	9%	14%	11%	12%	12%
Of which Network Rollout	-2%	1%	-1%	1%	-7%	-11%
Multimedia	-15%	-20%	-8%	10%	-15%	-11%

Subtotal excluding Sony Ericsson and ST-Ericsson	5%	7%	11%	10%	12%	9%

As percentage of net sales,	2010				2011
Year to date	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun
Networks	6%	8%	10%	11%	17%	16%
Global Services	7%	7%	8%	8%	7%	6%
Of which Professional Services	11%	10%	11%	11%	12%	12%
Of which Network Rollout	-2%	0%	-1%	0%	-7%	-9%
Multimedia	-15%	-17%	-14%	-6%	-15%	-13%

Subtotal excluding Sony Ericsson and ST-Ericsson	5%	6%	8%	9%	12%	11%

1)	“Unallocated” consists mainly of costs for corporate staff, non-operational capital gains and losses.

Ericsson Second Quarter Report 2011, July 21, 2011	26 (34)

EBITA by Segment by Quarter

	2010				2011
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2
Networks	3,052	3,355	4,774	5,597	6,571	5,417
Global Services	1,770	1,523	1,954	2,117	1,278	1,150
Of which Professional Services	1,764	1,449	1,980	2,018	1,597	1,760
Of which Network Rollout	6	74	-26	99	-319	-610
Multimedia	-123	-262	-7	538	-163	-93
Unallocated 1)	-158	-127	-108	-408	-226	-204

Subtotal Segments excluding Sony Ericsson and ST-Ericsson	4,541	4,489	6,613	7,844	7,460	6,270

Sony Ericsson	76	134	290	164	71	-208
ST-Ericsson	-467	-391	-392	-505	-564	-698

Subtotal Sony Ericsson and ST-Ericsson	-391	-257	-102	-341	-493	-906

Total	4,150	4,232	6,511	7,503	6,967	5,364

	2010				2011
Year to date, SEK million	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun
Networks	3,052	6,407	11,181	16,778	6,571	11,988
Global Services	1,770	3,293	5,247	7,364	1,278	2,428
Of which Professional Services	1,764	3,213	5,193	7,211	1,597	3,357
Of which Network Rollout	6	80	54	153	-319	-929
Multimedia	-123	-385	-392	146	-163	-256
Unallocated 1)	-158	-285	-393	-801	-226	-430

Subtotal Segments excluding Sony Ericsson and ST-Ericsson	4,541	9,030	15,643	23,487	7,460	13,730

Sony Ericsson	76	210	500	664	71	-137
ST-Ericsson	-467	-858	-1,250	-1,755	-564	-1,262

Subtotal Sony Ericsson and ST-Ericsson	-391	-648	-750	-1,091	-493	-1,399

Total	4,150	8,382	14,893	22,396	6,967	12,331

EBITA Margin by Segment by Quarter

As percentage of net sales,	2010				2011
isolated quarters	Q1	Q2	Q3	Q4	Q1	Q2
Networks	12%	13%	18%	15%	20%	16%
Global Services	10%	8%	10%	9%	7%	6%
Of which Professional Services	13%	10%	14%	12%	13%	13%
Of which Network Rollout	0%	1%	-1%	2%	-7%	-11%
Multimedia	-5%	-11%	0%	15%	-7%	-4%

Subtotal excluding Sony Ericsson and ST-Ericsson	10%	9%	14%	12%	14%	11%

As percentage of net sales,	2010				2011
Year to date	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun
Networks	12%	13%	15%	15%	20%	18%
Global Services	10%	9%	9%	9%	7%	7%
Of which Professional Services	13%	11%	12%	12%	13%	13%
Of which Network Rollout	0%	1%	0%	1%	-7%	-9%
Multimedia	-5%	-8%	-6%	1%	-7%	-6%

Subtotal excluding Sony Ericsson and ST- Ericsson	10%	10%	11%	12%	14%	13%

2)	“Unallocated” consists mainly of costs for corporate staff, non-operational capital gains and losses.

Ericsson Second Quarter Report 2011, July 21, 2011	27 (34)

Net Sales by Region by Quarter

	2010				2011
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2
North America	9,498	13,050	12,861	14,064	13,162	12,324
Latin America	3,964	4,200	3,667	6,051	4,015	4,927
Northern Europe & Central Asia1) 2)	2,300	2,679	2,363	4,829	3,365	4,552
Western & Central Europe2)	5,235	4,414	4,302	5,917	4,806	4,342
Mediterranean2)	5,060	5,630	5,020	6,918	4,799	5,543
Middle East	3,948	3,796	2,721	4,634	3,070	3,546
Sub Saharan Africa	2,418	2,951	1,795	2,030	2,212	2,214
India	2,303	1,351	2,129	2,843	3,169	2,798
China & North East Asia	4,950	4,607	6,940	9,468	8,633	9,025
South East Asia & Oceania	3,517	3,643	3,822	3,920	3,108	3,033
Other1) 2)	1,919	1,651	1,861	2,109	2,627	2,466

Total	45,112	47,972	47,481	62,783	52,966	54,770

1) Of which Sweden	1,047	996	1,023	1,171	927	1,103
2) Of which EU	11,065	10,384	9,664	12,594	10,020	10,317

	2010				2011
Sequential change, percent	Q1	Q2	Q3	Q4	Q1	Q2
North America	1%	37%	-1%	9%	-6%	-6%
Latin America	-32%	6%	-13%	65%	-34%	23%
Northern Europe & Central Asia1) 2)	-34%	16%	-12%	104%	-30%	35%
Western & Central Europe2)	-15%	-16%	-3%	38%	-19%	-10%
Mediterranean 2)	-28%	11%	-11%	38%	-31%	16%
Middle East	-22%	-4%	-28%	70%	-34%	16%
Sub Saharan Africa	-37%	22%	-39%	13%	9%	0%
India	-33%	-41%	58%	34%	11%	-12%
China & North East Asia	-33%	-7%	51%	36%	-9%	5%
South East Asia & Oceania	-32%	4%	5%	3%	-21%	-2%
Other1) 2)	30%	-14%	13%	13%	25%	-6%

Total	-23%	6%	-1%	32%	-16%	3%

1) Of which Sweden	43%	-5%	3%	14%	-21%	19%
2) Of which EU	-15%	-6%	-7%	30%	-20%	3%

	2010				2011
Year-over-year change, percent	Q1	Q2	Q3	Q4	Q1	Q2
North America	99%	128%	223%	49%	39%	-6%
Latin America	-9%	-12%	-27%	3%	1%	17%
Northern Europe & Central Asia1) 2)	-20%	-7%	-13%	38%	46%	70%
Western & Central Europe2)	-3%	-19%	-22%	-4%	-8%	-2%
Mediterranean2)	-17%	-17%	-3%	-2%	-5%	-2%
Middle East	0%	-20%	-40%	-8%	-22%	-7%
Sub Saharan Africa	-48%	-19%	-44%	-47%	-9%	-25%
India	-43%	-63%	-49%	-17%	38%	107%
China & North East Asia	-15%	-36%	24%	28%	74%	96%
South East Asia & Oceania	-32%	-36%	-20%	-24%	-12%	-17%
Other1) 2)	-19%	3%	1%	43%	37%	49%

Total	-9%	-8%	2%	8%	17%	14%

1) Of which Sweden	-13%	-9%	-5%	60%	-11%	11%
2) Of which EU	-12%	-18%	-12%	-4%	-9%	-1%

Ericsson Second Quarter Report 2011, July 21, 2011	28 (34)

Net Sales by Region by Quarter (cont.)

	2010				2011
Year to date, SEK million	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun
North America	9,498	22,548	35,409	49,473	13,162	25,486
Latin America	3,964	8,164	11,831	17,882	4,015	8,942
Northern Europe & Central Asia1) 2)	2,300	4,979	7,342	12,171	3,365	7,917
Western & Central Europe2)	5,235	9,649	13,951	19,868	4,806	9,148
Mediterranean2)	5,060	10,690	15,710	22,628	4,799	10,342
Middle East	3,948	7,744	10,465	15,099	3,070	6,616
Sub Saharan Africa	2,418	5,369	7,164	9,194	2,212	4,426
India	2,303	3,654	5,783	8,626	3,169	5,967
China & North East Asia	4,950	9,557	16,497	25,965	8,633	17,658
South East Asia & Oceania	3,517	7,160	10,982	14,902	3,108	6,141
Other1) 2)	1,919	3,570	5,431	7,540	2,627	5,093

Total	45,112	93,084	140,565	203,348	52,966	107,736

1) Of which Sweden	1,047	2,043	3,066	4,237	927	2,030
2) Of which EU	11,065	21,449	31,113	43,707	10,020	20,337

Year to date,	2010				2011
year-over-year change, percent	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun
North America	99%	115%	145%	107%	39%	13%
Latin America	-9%	-11%	-16%	-11%	1%	10%
Northern Europe & Central Asia1) 2)	-20%	-14%	-13%	2%	46%	59%
Western & Central Europe2)	-3%	-11%	-15%	-12%	-8%	-5%
Mediterranean2)	-17%	-17%	-13%	-10%	-5%	-3%
Middle East	0%	-11%	-21%	-17%	-22%	-15%
Sub Saharan Africa	-48%	-35%	-38%	-40%	-9%	-18%
India	-43%	-52%	-51%	-43%	38%	63%
China & North East Asia	-15%	-26%	-11%	0%	74%	85%
South East Asia & Oceania	-32%	-34%	-30%	-29%	-12%	-14%
Other1) 2)	-19%	-10%	-6%	4%	37%	43%

Total	-9%	-8%	-5%	-2%	17%	16%

1) Of which Sweden	-13%	-11%	-9%	3%	-11%	-1%
2) Of which EU	-12%	-15%	-14%	-11%	-9%	-5%

Ericsson Second Quarter Report 2011, July 21, 2011	29 (34)

External Net Sales by Region by Segment

Since the segments Sony Ericsson and ST-Ericsson are reported in accordance with the equity method, their sales are not included below. Net sales related to these segments are disclosed under SEGMENT RESULTS. Net sales related to other segments are set out below.

Isolated quarter, SEK million		Global
Q2 2011	Networks	Services	Multimedia	Total
North America	7,869	4,183	272	12,324
Latin America	2,821	1,884	222	4,927
Northern Europe & Central Asia	3,211	1,207	134	4,552
Western & Central Europe	1,700	2,417	225	4,342
Mediterranean	2,486	2,795	262	5,543
Middle East	1,632	1,699	215	3,546
Sub Saharan Africa	1,183	879	152	2,214
India	1,730	821	247	2,798
China & North East Asia	6,853	2,105	67	9,025
South East Asia & Oceania	1,706	1,180	147	3,033
Other	2,169	-134	431	2,466

Total	33,360	19,036	2,374	54,770

Share of Total	61%	35%	4%	100%

Year to date, SEK million		Global
Jan - Jun 2011	Networks	Services	Multimedia	Total
North America	16,943	8,023	520	25,486
Latin America	4,824	3,683	435	8,942
Northern Europe & Central Asia	5,615	2,041	261	7,917
Western & Central Europe	3,867	4,836	445	9,148
Mediterranean	4,739	5,061	542	10,342
Middle East	3,290	2,984	342	6,616
Sub Saharan Africa	2,380	1,719	327	4,426
India	4,014	1,526	427	5,967
China & North East Asia	13,322	4,157	179	17,658
South East Asia & Oceania	3,428	2,406	307	6,141
Other	4,187	35	871	5,093

Total	66,609	36,471	4,656	107,736

Share of Total	62%	34%	4%	100%

Top 5 Countries in Sales

	Q2	Q2	Jan - Jun	Jan - Jun
Country	2010	2011	2010	2011
United States	26%	22%	22%	23%
China	6%	8%	6%	7%
Japan	4%	5%	4%	7%
India	3%	5%	4%	6%
Russian Federation	2%	5%	2%	4%

Ericsson Second Quarter Report 2011, July 21, 2011	30 (34)

Provisions

	2010				2011
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2
Opening balance	12,431	12,064	13,061	10,937	9,744	9,529
Additions	1,777	2,416	803	1,718	1,304	2,032
Utilization/Cash out	-1,565	-1,498	-1,722	-2,369	-1,091	-1,908
Of which restructuring	-677	-701	-911	-973	-762	-1,220
Reversal of excess amounts	-498	-346	-417	-593	-88	-451
Reclassification, translation difference and other	-81	425	-788	51	-340	133

Closing balance	12,064	13,061	10,937	9,744	9,529	9,335

	2010				2011
Year to date, SEK million	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun
Opening balance	12,431	12,431	12,431	12,431	9,744	9,744
Additions	1,777	4,193	4,996	6,714	1,304	3,336
Utilization/Cash out	-1,565	-3,063	-4,785	-7,154	-1,091	-2,999
Of which restructuring	-677	-1,378	-2,289	-3,262	-762	-1,982
Reversal of excess amounts	-498	-844	-1,261	-1,854	-88	-539
Reclassification, translation difference and other	-81	344	-444	-393	-340	-207

Closing balance	12,064	13,061	10,937	9,744	9,529	9,335

Number of Employees

	2010				2011
End of period	Mar 31	Jun 30	Sep 30	Dec 31	Mar 31	Jun 30
North America	13,450	13,857	13,430	13,498	13,531	14,553
Latin America	6,134	6,150	6,353	7,181	7,394	9,875
Northern Europe & Central Asia1)	21,813	21,806	21,550	21,425	21,339	21,451
Western & Central Europe	11,418	11,174	10,690	10,818	10,629	10,518
Mediterranean	10,884	10,857	10,815	10,795	10,907	11,069
Middle East	3,598	3,568	3,553	3,982	4,057	4,160
Sub Saharan Africa	2,044	1,944	1,662	1,626	1,644	1,637
India	4,726	5,408	6,086	6,710	7,448	8,563
China & North East Asia	7,400	7,668	9,223	9,807	10,111	11,601
South East Asia & Oceania	5,070	4,981	4,698	4,419	4,486	4,502

Total	86,537	87,413	88,060	90,261	91,546	97,929

1) Of which Sweden	18,082	18,070	17,942	17,848	17,771	17,930

Information on investments in assets subject to depreciation, amortization, impairment and write-downs

	2010				2011
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2
Additions
Property, plant and equipment	659	1,016	1,027	984	980	1,196
Capitalized development expenses	278	724	317	325	269	429
IPR, brands and other intangible assets	622	521	2,490	715	359	29

Total	1,559	2,261	3,834	2,024	1,608	1,654

Depreciation, amortization and impairment losses
Property, plant and equipment	796	901	798	801	841	821
Capitalized development expenses	168	192	171	185	232	240
IPR, brands and other intangible assets1)	2,169	1,211	1,301	1,260	1,136	1,111

Total	3,133	2,304	2,270	2,246	2,209	2,172

1) Of which restructuring costs	945	—	14	—	—	—

Ericsson Second Quarter Report 2011, July 21, 2011	31 (34)

Other Information

	Apr - Jun		Jan - Jun		Jan - Dec
	2010	2011	2010	2011	2010
Number of shares and earnings per share
Number of shares, end of period (million)	3,273	3,273	3,273	3,273	3,273
Of which class A-shares (million)	262	262	262	262	262
Of which class B-shares (million)	3,011	3,011	3,011	3,011	3,011
Number of treasury shares, end of period (million)	76	68	76	68	73
Number of shares outstanding, basic, end of period (million)	3,197	3,205	3,197	3,205	3,200
Numbers of shares outstanding, diluted, end of period (million)	3,221	3,232	3,221	3,232	3,229
Average number of treasury shares (million)	77	69	77	70	76
Average number of shares outstanding, basic (million)	3,196	3,204	3,196	3,203	3,197
Average number of shares outstanding, diluted (million)1)	3,221	3,231	3,220	3,230	3,226
Earnings per share, basic (SEK)	0.59	0.97	0.98	2.25	3.49
Earnings per share, diluted (SEK)1)	0.58	0.96	0.98	2.23	3.46
Earnings per share (Non-IFRS), diluted (SEK)2)	0.85	1.21	1.73	2.74	4.80

1)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.
2)	Excluding amortizations and write-downs of acquired intangibles.

Ratios
Days sales outstanding	—	—	133	99	88
Inventory turnover days	81	90	81	89	74
Payable days	57	67	61	68	62
Equity ratio (%)	—	—	50.7%	51.9%	52.1%
Return on equity (%)	5.4%	8.7%	4.5%	10.1%	7.8%
Return on capital employed (%)	7.7%	11.6%	6.3%	12.6%	9.6%
Capital turnover (times)	1.1	1.2	1.0	1.2	1.1
Payment readiness, end of period	—	—	79,290	84,637	96,951
Payment readiness, as percentage of sales	—	—	42.6%	39.3%	47.7%

Exchange rates used in the consolidation
SEK/EUR - average rate	—	—	9.82	8.94	9.56
- closing rate	—	—	9.52	9.16	9.02
SEK/USD - average rate	—	—	7.38	6.35	7.20
- closing rate	—	—	7.75	6.33	6.80

Other
Export sales from Sweden	23,477	30,006	44,186	64,050	100,070

Ericsson Planning Assumptions for Year 2011

Research and development expenses

We estimate R&D expenses for the full year 2011 to be at around SEK 31-33 b. The estimate includes amortizations/write-downs of intangible assets related to major acquisitions previously made. However, currency effects may cause this to change.

Capital expenditures

Excluding acquisitions, the capital expenditures in relation to sales are not expected to be significantly different in 2011, remaining at roughly two percent of sales.

Utilization of provisions

The expected utilization of provisions for year 2011 is stated in the Annual Report 2010.

Ericsson Second Quarter Report 2011, July 21, 2011	32 (34)

Consolidated Operating Income excl. Restructuring Charges

	2010				2011
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2

Net sales	45,112	47,972	47,481	62,783	52,966	54,770
Cost of sales	-27,727	-29,258	-28,960	-39,795	-32,393	-33,807

Gross income	17,385	18,714	18,521	22,988	20,573	20,963
Gross margin (%)	38.5%	39.0%	39.0%	36.6%	38.8%	38.3%

Research and development expenses	-7,265	-7,133	-7,221	-8,257	-7,811	-7,900
Selling and administrative expenses	-5,881	-6,752	-5,731	-6,930	-6,433	-6,505

Operating expenses	-13,146	-13,885	-12,952	-15,187	-14,244	-14,405

Other operating income and expenses	302	500	620	581	343	166

Operating income before share in earnings of JV and associated companies	4,541	5,329	6,189	8,382	6,672	6,724
Operating margin before share in earnings of JV and associated companies (%)	10.1%	11.1%	13.0%	13.4%	12.6%	12.3%

Share in earnings of JV and associated companies	-260	-142	3	-304	-453	-694

Operating income	4,281	5,187	6,192	8,078	6,219	6,030

Earnings per share (Non-IFRS), diluted (SEK)1)	1.38	1.33	1.64	2.06	1.61	1.61

1)	Excluding restructuring, amortizations and write-downs of acquired intangibles.

Restructuring Charges by Function

	2010				2011
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2
Cost of sales	-800	-977	-377	-1,200	-185	-257
Research and development expenses	-261	-619	-468	-334	-180	-208
Selling and administrative expenses	-1,127	-404	-44	-203	-8	-1,236

Subtotal Ericsson excluding Sony Ericsson and ST-Ericsson	-2,188	-2,000	-889	-1,737	-373	-1,701

Share in Sony Ericsson charges	-15	-147	-27	-12	—	—
Share in ST-Ericsson charges	-97	-19	-66	-86	-15	-77

Subtotal Sony Ericsson and ST-Ericsson	-112	-166	-93	-98	-15	-77

Total	-2,300	-2,166	-982	-1,835	-388	-1,778

Restructuring Charges by Segment

	2010				2011
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2
Networks	-1,450	-885	-593	-987	-205	-1,039
Global Services	-680	-954	-295	-746	-166	-487
Of which Professional Services	-588	-830	-246	-702	-145	-361
Of which Network Rollout	-92	-124	-49	-44	-21	-126
Multimedia	-45	-153	-1	-8	-2	-119
Unallocated	-13	-8	—	4	—	-56

Subtotal Ericsson excluding Sony Ericsson and ST-Ericsson	-2,188	-2,000	-889	-1,737	-373	-1,701

Sony Ericsson	-15	-147	-27	-12	—	—
ST-Ericsson	-97	-19	-66	-86	-15	-77

Subtotal Sony Ericsson and ST-Ericsson	-112	-166	-93	-98	-15	-77

Total	-2,300	-2,166	-982	-1,835	-388	-1,778

Ericsson Second Quarter Report 2011, July 21, 2011	33 (34)

Operating Income by Segment excl. Restructuring Charges

	2010				2011
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2
Networks	2,990	3,392	4,310	5,703	5,949	5,638
Global Services	2,005	2,331	2,186	2,666	1,312	1,517
Of which Professional Services	2,007	2,161	2,171	2,577	1,631	2,022
Of which Network Rollout	-2	170	15	89	-319	-505
Multimedia	-290	-326	-186	366	-336	-148
Unallocated 1)	-145	-119	-109	-414	-228	-148

Subtotal Ericsson excluding Sony Ericsson and ST-Ericsson	4,560	5,278	6,201	8,321	6,697	6,859

Sony Ericsson	91	281	317	176	71	-208
ST-Ericsson	-370	-372	-326	-419	-549	-621

Subtotal Sony Ericsson and ST-Ericsson	-279	-91	-9	-243	-478	-829

Total	4,281	5,187	6,192	8,078	6,219	6,030

Operating Margin by Segment excl. Restructuring Charges

As percentage of net sales, isolated quarters	2010				2011
	Q1	Q2	Q3	Q4	Q1	Q2
Networks	12%	13%	17%	16%	18%	17%
Global Services	11%	12%	11%	12%	8%	8%
Of which Professional Services	15%	15%	16%	15%	13%	15%
Of which Network Rollout	0%	3%	0%	1%	-7%	-9%
Multimedia	-13%	-13%	-8%	11%	-15%	-6%

Subtotal excluding Sony Ericsson and ST-Ericsson	10%	11%	13%	13%	13%	13%

EBITA by Segment excl. Restructuring Charges

	2010				2011
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2
Networks	3,869	4,240	5,367	6,583	6,776	6,456
Global Services	2,176	2,477	2,249	2,863	1,444	1,637
Of which Professional Services	2,150	2,276	2,226	2,720	1,742	2,121
Of which Network Rollout	26	201	23	143	-298	-484
Multimedia	-116	-109	-6	546	-161	26
Unallocated 1)	-145	-119	-108	-412	-226	-148

Subtotal Ericsson excluding Sony Ericsson and ST-Ericsson	5,784	6,489	7,502	9,580	7,833	7,971

Sony Ericsson	91	281	317	176	71	-208
ST-Ericsson	-370	-372	-326	-419	-549	-621

Subtotal Sony Ericsson and ST-Ericsson	-279	-91	-9	-243	-478	-829

Total	5,505	6,398	7,493	9,337	7,355	7,142

EBITA Margin by Segment excl. Restructuring Charges

As percentage of net sales, isolated quarters	2010				2011
	Q1	Q2	Q3	Q4	Q1	Q2
Networks	16%	17%	21%	18%	20%	19%
Global Services	12%	12%	12%	13%	8%	9%
Of which Professional Services	16%	15%	16%	16%	14%	16%
Of which Network Rollout	1%	4%	0%	2%	-6%	-9%
Multimedia	-5%	-5%	0%	16%	-7%	1%

Subtotal excluding Sony Ericsson and ST-Ericsson	13%	14%	16%	15%	15%	15%

1)	“Unallocated” consists mainly of costs for corporate staffs, non-operational capital gains and losses.

Ericsson Second Quarter Report 2011, July 21, 2011	34 (34)